FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

QUEBECOR MEDIA INC.
(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 30, 2005 (Quebecor Inc.)

Pierre Francoeur appointed President and Chief Operating Officer of Quebecor Media Inc.

Montréal, March 30, 2005 – Quebecor Inc. is pleased to announce the appointment of Mr. Pierre Francoeur to the position of President and Chief Operating Officer of Quebecor Media Inc. Mr. Serge Gouin, the current President and Chief Executive Officer of Quebecor Media Inc., will again become Chairman of the Board of Quebecor Media Inc., a position he held from the fall of 2002 to March 2004. He will continue serving as Chief Executive Officer of Quebecor Media Inc. until the Annual Meeting of Shareholders of Quebecor Inc. on May 11, 2005. Mr. Érik Péladeau is appointed Executive Vice President of Quebecor Inc. and Vice Chairman of the Board of Quebecor Media Inc., in addition to his duties as Vice Chairman of Quebecor Inc. and Quebecor World Inc.

Pierre Francoeur remains President and Chief Executive Officer of Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc.

“Pierre Francoeur is the very embodiment of the type of leader we want to have at the helm of our subsidiaries,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc., the controlling shareholder of Quebecor Media Inc. “He is a disciplined and rigorous manager who has shown he can deliver the goods. He is also thoroughly familiar with the Quebecor environment and knows what the shareholders expect.”

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider as well as a provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Toronto 1; Canoë inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important agency in interactive technologies and communications in Canada, the United States and

1

Europe; companies engaged in book publishing, magazine publishing and production, distribution and retailing of cultural products; Archambault Group Inc., the largest chain of music stores in eastern Canada; TVA Films; and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 17 countries.

Information:

Luc Lavoie

Executive Vice President, Corporate Affairs

Office: (514) 380-1974

Portable: (514) 236-8742

lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
By: Claudine Tremblay
Senior Director, Corporate Services

Date:	April 5, 2005